Exhibit 99.1
Melco Crown Entertainment Announces Third Quarter Earnings
New York, November 17, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the third quarter and nine months ending September 30, 2009.
For the third quarter of 2009, net revenue was US$500.3 million, an increase of nearly 70% from US$295.2 million for the comparable period ending September 30, 2008. The increase in net revenue was driven by the opening of City of Dreams in June 2009.
Adjusted EBITDA (1) was US$55.6 million for the third quarter of 2009, as compared with US$20.8 million in the third quarter of 2008. The 167% year-over-year increase in adjusted EBITDA in the third quarter of 2009 was primarily attributable to the opening of City of Dreams.
On a GAAP basis, the Company recorded a net loss for the third quarter of 2009 of US$39.5 million, or US$0.08 per ADS, compared to a loss of US$21.1 million, or US$0.05 per ADS, in the third quarter of 2008. The year-over-year increase in the net loss was primarily due to increased depreciation and amortization expenses and lower capitalized interest following the opening of City of Dreams.
Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment commented, “Our third quarter results reflect the first full quarter of contribution from City of Dreams. Rolling chip and premium mass volumes at City of Dreams hit the ground running, and continue to perform in-line with our expectations. We are especially pleased that we have delivered a strong rolling chip performance at City of Dreams without any negative impact on volumes or operations at Altira Macau. Our estimated share of gross gaming revenue in Macau in the third quarter of 2009 was approximately 17%. It is important to note that our gross gaming revenue market share has been achieved with player rebate rates at City of Dreams set at a level that is compliant with the announced commission cap legislation.

“Our grind mass market business has demonstrated sequential volume improvements across the reporting quarter and this growth trend has continued into the fourth quarter of this year. We have not yet reached our full potential in this segment and the recent opening of the Grand Hyatt Macau is now having a positive impact on performance. We remain on target to complete and open a number of major new entertainment attractions at City of Dreams in the coming months as part of the second phase of development, which will culminate in the launch of the Dragone-inspired show at the Theater of Dreams in approximately six months’ time.
“We remain confident in our outlook for Macau and believe our assets are strategically positioned to capitalize on the expected growth in the market.”
City of Dreams 3Q Results
For the quarter ending September 30, 2009, net revenue at City of Dreams was US$287.7 million and adjusted EBITDA was US$46.6 million.
Rolling chip volume totaled US$9.0 billion for the third quarter of 2009 and mass market table games drop (non rolling chip) totaled US$390 million. Slot handle was US$285 million.
Total non-gaming revenue at City of Dreams in the third quarter of 2009 was US$18.0 million. Occupancy per available room in the third quarter of 2009 was 92% and the average daily rate (ADR) was US$166 per occupied room.
Altira Macau 3Q Results
For the quarter ending September 30, 2009, net revenue at Altira Macau was US$182.6 million versus US$266.3 million in the quarter ending September 30, 2008. Altira Macau generated adjusted EBITDA of US$13.9 million in the third quarter of 2009 compared with US$20.5 million in the third quarter of 2008.
Rolling chip volume totaled US$9.8 billion for the third quarter of 2009, down from US$14.2 billion in the third quarter of 2008. In the mass market table games segment, drop (non rolling chip) totaled US$56.4 million in the third quarter of 2009, down from US$91.2 million generated in the third quarter of 2008.
Total non-gaming revenue at Altira Macau in the third quarter of 2009 was US$7.9 million, down from US$9.6 million in the third quarter of 2008. Occupancy per available room in the third quarter of 2009 was 93% and the average daily rate (ADR) was US$215 per occupied room. This compares with occupancy and ADR of 95% and US$238, respectively, in the third quarter of 2008.

The combined rolling chip table games hold percentage (calculated before discounts and commissions) across City of Dreams and Altira Macau in the third quarter of 2009 was within our expected rolling chip hold percentage range of 2.7% to 3.0%. The company-wide mass market table games hold percentage (non rolling chip) in the third quarter of 2009 was 15.7%, which is slightly below our target hold percentage range of 16.0% to 18.0%.
Mocha Clubs 3Q Results
Net operating revenue from Mocha Clubs totaled US$24.4 million in the third quarter of 2009, up from US$24.2 million in the third quarter of 2008.
Mocha Clubs generated US$6.3 million of adjusted EBITDA in the third quarter of 2009, which compares with US$6.7 million in the third quarter of 2008.
The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,547 in the third quarter of 2009, an increase from an average of 1,029 in the third quarter of 2008. The net win per gaming machine per day was US$168 in this period, as compared with US$252 in the same period in 2008.
Other Factors Affecting Earnings
Total non-operating expenses for the third quarter of 2009 were US$14.7 million, which included US$12.2 million in net interest expense and other finance costs of US$3.0 million. Capitalized interest during the third quarter of 2009 totaled US$8.6 million. Pre-opening expenses, related entirely to the development of City of Dreams, were US$12.6 million for the third quarter of 2009.
Depreciation and amortization costs of US$64.7 million were booked in the third quarter of 2009, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.5 million was related to the amortization of land use rights.
Financial Position and Capital Expenditure
Cash and cash equivalents as of September 30, 2009 totaled US$685.5 million, including US$250.2 million of restricted cash. Total senior secured debt at the end of the third quarter of 2009 was US$1.68 billion. Total debt to shareholders’ equity as of September 30, 2009 was 69.4%.
Capital expenditures for the third quarter of 2009 were US$117.9 million, essentially all of which were attributable to the development of City of Dreams.

Nine Month Results
For the nine months ending September 30, 2009, the Company reported net revenue of US$932.7 million versus US$1,162.6 million in the nine months ending September 30, 2008. The year-over-year decrease in net revenue was driven by lower rolling chip volume and lower rolling chip hold percentage at Altira Macau in the first nine months of 2009 as compared to the same period in 2008.
The Company reported a net loss of US$218.8 million for the first nine months of 2009, compared to net income of US$16.4 million for the first nine months of 2008. The net loss per ADS for the nine month period ending September 30, 2009 was US$0.46 compared to net income per ADS of US$0.04 for the same period in 2008.
Conference Call Information
Melco Crown Entertainment will hold a conference call to discuss its third quarter 2009 financial results on Tuesday, November 17, 2009 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 800 265 0241
US Toll / International	1 617 847 8704
HK Toll	852 3002 1672
HK Toll Free	800 96 3844
UK Toll Free	00 800 280 02002
Australia Toll Free	1 800 002 971

Passcode	MPEL
An audio webcast will also be available at http://www.melco-crown.com.
To access the replay, please use the dial-in details below:

US Toll Free	1 888 286 8010
US Toll / International	1 617 801 6888

Passcode	48925908
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measure
(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, stock-based compensation costs, and other non-operating income and expenses.
Adjusted EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies.
Management uses adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA does not include depreciation and amortization or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance.
Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Also, the Company’s calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
Reconciliations of adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.
(2)	“Adjusted net income (loss)’ is net income (loss) before pre-opening costs, property charges and other. Adjusted net income (loss) and adjusted net income (loss) per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income (loss) may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income (loss) with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
For additional information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2009	2008	2009	2008
	(Unaudited)	(Unaudited)(3)	(Unaudited)	(Unaudited)(3)

OPERATING REVENUES
Casino	$491,248	$292,477	$915,657	$1,154,524
Rooms	13,409	4,500	24,857	12,741
Food and beverage	8,843	3,966	17,234	12,787
Entertainment, retail and others	4,393	1,461	8,224	4,087

Gross revenues	517,893	302,404	965,972	1,184,139
Less: promotional allowances	(17,565)	(7,247)	(33,316)	(21,500)

Net revenues	500,328	295,157	932,656	1,162,639

OPERATING COSTS AND EXPENSES
Casino	(396,944)	(254,072)	(780,071)	(959,001)
Rooms	(2,194)	(377)	(4,254)	(1,246)
Food and beverage	(5,777)	(2,922)	(12,289)	(9,887)
Entertainment, retail and others	(2,408)	(309)	(3,422)	(906)
General and administrative	(40,228)	(18,602)	(88,580)	(62,003)
Pre-opening costs	(12,561)	(6,721)	(92,124)	(12,430)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(4,543)	(4,593)	(13,628)	(13,767)
Depreciation and amortization	(45,888)	(13,226)	(89,725)	(42,208)
Property charges and other	(12)	(1)	(4,146)	(290)

Total operating costs and expenses	(524,864)	(315,132)	(1,131,167)	(1,144,666)

OPERATING (LOSS) INCOME	(24,536)	(19,975)	(198,511)	17,973

NON-OPERATING EXPENSES
Interest (expenses) income, net	(12,230)	1,210	(15,960)	6,268
Other finance costs	(3,039)	(3,334)	(5,659)	(10,285)
Foreign exchange (loss) gain, net	(289)	194	(114)	502
Other income, net	858	335	1,858	948

Total non-operating expenses	(14,700)	(1,595)	(19,875)	(2,567)

(LOSS) INCOME BEFORE INCOME TAX	(39,236)	(21,570)	(218,386)	15,406
INCOME TAX (EXPENSE) CREDIT	(252)	445	(386)	1,016

NET (LOSS) INCOME	$(39,488)	$(21,125)	$(218,772)	$16,422

(LOSS) INCOME PER SHARE:
Basic	$(0.026)	$(0.016)	$(0.154)	$0.012

Diluted	$(0.026)	$(0.016)	$(0.154)	$0.012

(LOSS) INCOME PER ADS:
Basic	$(0.078)	$(0.048)	$(0.461)	$0.037

Diluted	$(0.078)	$(0.048)	$(0.461)	$0.037

WEIGHTED AVERAGE SHARES USED IN (LOSS) INCOME PER SHARE CALCULATION:
Basic	1,525,550,917	1,320,938,902	1,423,045,390	1,320,938,902

Diluted	1,525,550,917	1,320,938,902	1,423,045,390	1,323,348,602

(3)	The unaudited condensed consolidated financial statements for 2008 reflect certain reclassifications, which have no effect on previously reported net (loss) income, to conform to current period presentation.

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In Thousands of U.S. dollars)

	September 30,	December 31,
	2009	2008
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$435,343	$815,144
Restricted cash	250,157	67,977
Accounts receivable, net	201,742	72,755
Amounts due from affiliated companies	1	650
Inventories	5,444	2,170
Prepaid expenses and other current assets	38,147	17,556

Total current assets	930,834	976,252

PROPERTY AND EQUIPMENT, NET	2,797,656	2,107,722
GAMING SUBCONCESSION, NET	728,288	771,216
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT AND DEPOSITS	43,832	60,894
DEFERRED TAX ASSETS	—	28
DEFERRED FINANCING COST	41,163	49,336
DEPOSIT FOR ACQUISITION OF LAND INTEREST	—	12,853
LAND USE RIGHTS, NET	420,225	433,853

TOTAL	$5,048,133	$4,498,289

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$6,939	$2,494
Accrued expenses and other current liabilities	556,618	442,671
Income tax payable	1,149	1,954
Amounts due to affiliated companies	8,871	1,985
Amounts due to shareholders	35	1,032

Total current liabilities	573,612	450,136

LONG-TERM DEBT	1,683,207	1,412,516
OTHER LONG-TERM LIABILITIES	25,113	38,304
DEFERRED TAX LIABILITIES	18,311	19,191
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHT PAYABLE	39,432	53,891

SHAREHOLDERS’ EQUITY
Ordinary shares	15,945	13,216
Treasury shares	(13)	(4)
Additional paid-in capital	3,086,534	2,689,257
Accumulated other comprehensive losses	(32,703)	(35,685)
Accumulated losses	(476,952)	(258,180)

Total shareholders’ equity	2,592,811	2,408,604

TOTAL	$5,048,133	$4,498,289

Melco Crown Entertainment Limited
Reconciliation of Net (Loss) Income to Adjusted Net (Loss) Income
(In Thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net (Loss) Income	$(39,488)	$(21,125)	$(218,772)	$16,422
Pre-opening Costs	12,561	6,721	92,124	12,430
Property Charges and Other	12	1	4,146	290

Adjusted Net (Loss) Income	$(26,915)	$(14,403)	$(122,502)	$29,142

ADJUSTED (LOSS) INCOME PER ADS:
Basic	$(0.053)	$(0.033)	$(0.258)	$0.066

Diluted	$(0.053)	$(0.033)	$(0.258)	$0.066

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Three Months Ended September 30, 2009
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$3,672	$2,109	$(941)	$(29,376)	$(24,536)

Pre-opening Costs	—	—	12,026	535	12,561
Depreciation and Amortization	10,097	4,090	35,133	15,420	64,740
Stock-based Compensation	106	83	426	2,232	2,847
Property Charges and Other	—	—	—	12	12

Adjusted EBITDA	$13,875	$6,282	$46,644	$(11,177)	$55,624

	Three Months Ended September 30, 2008
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$9,512	$3,130	$(9,705)	$(22,912)	$(19,975)

Pre-opening Costs	—	—	6,720	1	6,721
Depreciation and Amortization	10,833	3,563	2,828	14,904	32,128
Stock-based Compensation	139	44	146	1,601	1,930
Property Charges and Other	—	—	—	1	1

Adjusted EBITDA	$20,484	$6,737	$(11)	$(6,405)	$20,805

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net Loss
(In Thousands of U.S. dollars)

	Three Months Ended
	September 30,
	2009	2008
	(Unaudited)	(Unaudited)

Adjusted EBITDA	$55,624	$20,805
Pre-opening Costs	(12,561)	(6,721)
Depreciation and Amortization	(64,740)	(32,128)
Stock-based Compensation	(2,847)	(1,930)
Property Charges and Other	(12)	(1)
Interest and Other Non-Operating Expenses, Net	(14,700)	(1,595)
Income Tax (Expense) Credit	(252)	445

Net Loss	$(39,488)	$(21,125)

Melco Crown Entertainment Limited
Reconciliation of Operating (Loss) Income to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Nine Months Ended September 30, 2009
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(5,739)	$6,628	$(114,262)	$(85,138)	$(198,511)
Pre-opening Costs	—	—	90,409	1,715	92,124
Depreciation and Amortization	31,568	12,278	56,511	45,924	146,281
Stock-based Compensation	563	269	1,807	6,408	9,047
Property Charges and Other	1,279	—	—	2,867	4,146

Adjusted EBITDA	$27,671	$19,175	$34,465	$(28,224)	$53,087

	Nine Months Ended September 30, 2008
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$103,659	$8,525	$(24,011)	$(70,200)	$17,973
Pre-opening Costs	—	—	12,429	1	12,430
Depreciation and Amortization	33,306	10,453	10,917	44,227	98,903
Stock-based Compensation	305	109	267	4,306	4,987
Property Charges and Other	(482)	—	—	772	290

Adjusted EBITDA	$136,788	$19,087	$(398)	$(20,894)	$134,583

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net (Loss) Income
(In Thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2009	2008
	(Unaudited)	(Unaudited)

Adjusted EBITDA	$53,087	$134,583
Pre-opening Costs	(92,124)	(12,430)
Depreciation and Amortization	(146,281)	(98,903)
Stock-based Compensation	(9,047)	(4,987)
Property Charges and Other	(4,146)	(290)
Interest and Other Non-Operating Expense, Net	(19,875)	(2,567)
Income Tax (Expense) Credit	(386)	1,016

Net (Loss) Income	$(218,772)	$16,422

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Room Statistics:
Altira Macau
Average daily rate (4)	$215	$238	$227	$236
Occupancy per available room	93%	95%	91%	94%
Revenue per available room (5)	$201	$225	$206	$223

City of Dreams
Average daily rate (4)	$166	$—	$234	$—
Occupancy per available room	92%	0%	86%	0%
Revenue per available room (5)	$154	$—	$201	$—

Other Information:
Altira Macau
Average number of table games	251	256	252	250
Average number of gaming machines	—	173	—	200
Table games win per unit per day (6)	$11,806	$16,266	$11,391	$22,228
Gaming machines win per unit per day (7)	$—	$231	$—	$211

City of Dreams
Average number of table games	467	—	476	—
Average number of gaming machines	1,293	—	1,300	—
Table games win per unit per day (6)	$8,311	$—	$6,694	$—
Gaming machines win per unit per day (7)	$108	$—	$110	$—

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available

(6)	table games win per unit per day is shown before discounts and commissions

(7)	gaming machines win per unit per day is shown before deducting cost for slot points